SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

GAFISA S.A. (B³: GFSA3; NYSE: GFA) (“Gafisa” or “Company”), in observance of its commitment to transparency and relationship with its suppliers, partners, shareholders, customers and collaborators, hereby announces the nomination of Mr. Luis Fernando Ortiz as Development Superintendent. With over 20 year-experience in the real estate market, Mr. Ortiz has been at the Company for seven years.

The Superintendent will answer for the Prospecting, Legalization, Product and Stand Development, Businesses, Market Intelligence, and CRM, directly reporting to the CEO Mrs. Ana Recart.

Ortiz joined Gafisa as Prospecting Manager in 2011 and became Business Manager in 2014. He holds a degree in Civil Engineering, with an MBA in Business Management from the Getúlio Vargas Foundation and an MBA in Real Estate from the Polytechnic School of the University of São Paulo (SP).

The promotion of executive who will report to the CEO Ana Recart, is part of the Company’s new management restructuring plan, aiming at optimizing processes, structure and efficiency gains, ratifying its commitment in the long run with all its stakeholders.

São Paulo, October 26, 2018.

GAFISA S.A.

Ana Maria Loureiro Recart

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 26, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer